Exhibit 1

H C Crown Corp.

2501 McGee Trafficway, MD #339

Kansas City, MO 64108

May 28, 2009

Board of Directors of Crown Media Holdings, Inc.

Crown Media Holdings, Inc.

12700 Ventura Blvd.

Studio City, CA  91302

Re:  Recapitalization Proposal

Ladies & Gentlemen:

Crown Media Holdings, Inc. (“Crown”) has in the past discussed with H C Crown Corp. and its affiliates (“HCC”), the desire of Crown and certain of its public stockholders to reduce Crown’s outstanding indebtedness and accounts payable to HCC (the “HCC Debt”), extend the maturity of the HCC Debt, and eliminate the uncertainty with respect to Crown’s ability to obtain further standstills from HCC.  HCC is willing to accommodate those desires on the terms and subject to the conditions set forth in this letter.

HCC has for several years guaranteed certain indebtedness of Crown and its subsidiaries (collectively, the “Company”) to third parties, extended debt financing to the Company when credit was not available from unaffiliated third parties, agreed to “standstill” on that indebtedness when the Company was unable to repay or refinance the indebtedness at maturity, and extended a no-cost license of the “Hallmark” name.  At present, the HCC Debt exceeds $1.05 billion, and is subject to a standstill that expires on May 1, 2010.  HCC will not further extend the standstill.

While the standstill is in effect, the Company is:

•                  obligated to make cash interest payments on a portion of the HCC Debt,

•                  obligated to use its commercially reasonable efforts to refinance the HCC Debt “as soon as reasonably practicable,” and

•                  required to apply its “Excess Cash Flow” to pay interest and principal on the HCC Debt.

We understand that in light of the Company’s financial condition, results of operations and cash flows, and the state of the credit markets, the Company believes that it is unable to refinance the HCC Debt, notwithstanding the refinancing covenant in the standstill agreement.  Consequently, the Company faces default on over $1 billion of HCC Debt on May 1, 2010.  Such a default is not in the interest of the Crown stockholders, as it could eliminate any value associated with their equity.  In order to avoid such default, HCC is proposing a recapitalization of the HCC Debt (the “Proposed Recapitalization”) as set forth below.

Terms of the Proposed Recapitalization

In the Proposed Recapitalization:

•                  $500 million principal amount of HCC Debt would be restructured into new debt instruments on the terms set forth in Schedule A (the “New Debt”), and the balance of the HCC Debt would be converted into an equal amount of convertible preferred stock, on the terms set forth in Schedule B to this letter;

•                  The terms of the New Debt would include the following:

•                  Tranches:

•                  Tranche 1 of $300 million would be cash-pay and would bear interest at the rate of 12% per annum.  Crown would have the ability to pay-in-kind (“PIK”) up to three quarterly payments (the “PIK Toggle”).

•                  Tranche 2 of $200 million would be PIK at the rate of 15% per annum.

•                  Maturity:  September 30, 2011.

•                  The terms of the Preferred Stock would include the following:

•                  liquidation preference:  an amount equal to the amount of converted HCC Debt.

•                  dividends:  no preferential dividends; but participates with the common stock on an “as if converted” basis.

•                  conversion  price:  convertible into common stock at a rate of $1.00, which permits Crown’s existing shareholders (including Hallmark) to retain 15% of the Company.

•                  Two intermediate holding companies would be merged into Crown, and the shareholders in those companies would receive their pro rata ownership of common stock in Crown.  These mergers would simplify HCC’s and other large indirect stockholders’ equity ownership in Crown.

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•                  The existing federal tax sharing agreement between HCC and Crown would be amended as set forth in Schedule C.

Benefits to the Company

The Proposed Recapitalization would have a number of benefits to the Company, including allowing the Company to:

•                  avoid a default on over $1 billion of HCC Debt at the expiration of the current standstill period (and the requirement for the Company to list such obligations as current liabilities prior to such date), which default could eliminate any value associated with the Crown equity;

•                  reduce the Company’s indebtedness by almost 55% to $500 million, which among other things will:

•                  result in a material reduction in the Company’s interest expense (assuming the Proposed Recapitalization were to be consummated on August 1, 2009, HCC expects that it would reduce Crown’s interest expense by more than $70 million in the first two years alone, and by additional substantial amounts in the years beyond);

•                  better position the Company for an ultimate refinancing of its indebtedness at favorable terms and not dependent on HCC; and

•                  improve Crown’s capital structure immediately, which will better position Crown to increase shareholder value through improved operating results;

•                  obtain better terms for the New Debt than would be available in the credit markets, including reducing the financial stress on the Company as the New Debt allows for substantial flexibility through, among other things, the PIK Toggle;

•                  amend the federal tax sharing agreement to provide Crown with the ability to take advantage of both cash-pay and PIK interest in calculating tax sharing payments (assuming the Proposed Recapitalization were to be consummated on August 1, 2009, HCC expects that it would reduce Crown’s obligations under the tax sharing agreement by approximately $34 million in the first two years alone, and by additional substantial amounts in the years beyond);

•                  eliminate the uncertainty with respect to the Company’s ability to obtain quarterly standstill extensions from HCC; and

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•                  eliminate the super-voting common stock held by a subsidiary of HCC.

Process

We understand the time that will be required to consummate the Proposed Recapitalization, including a special committee process.  For this reason, we are asking you to commence a prompt consideration of our proposal in an effort to agree on the Proposed Transaction prior to the filing of the Company’s second quarter form 10-Q.

The Proposed Recapitalization will be governed by a master transaction agreement, and other related documents, which will reflect the Proposed Recapitalization and other terms and conditions typical for transactions of this type.  This letter and the Proposed Recapitalization described in the letter are a non-binding proposal, and neither HCC nor any of its affiliates will be subject to any binding obligations with respect to the Proposed Recapitalization prior to the execution and delivery of the master transaction agreement.

We look forward to working with you on the Proposed Recapitalization.

Very truly yours,

H C CROWN CORP.

		By:	/s/ Timothy Griffith
Timothy Griffith
Vice President

cc:	William J. Abbott
Brian C. Stewart
Charles L. Stanford

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SCHEDULE A

Restructured Debt Terms

Borrower:	Crown Media Holdings, Inc.

Lender:	HC Crown Corp.

Guarantors:	Guarantees from all subsidiaries

Amount of Facilities:

Senior secured credit facilities to consist of:

•      Tranche 1 Term Loan Facility: $300 million cash-pay interest senior secured term loan facility.

•      Tranche 2 Term Loan Facility: $200 million PIK interest senior secured term loan facility.

Maturity Date:	The credit facilities shall mature on September 30, 2011.

Amortization:	None.

Security:	All tangible and intangible assets of the Borrowers and the Guarantors (subordinated to JPM RC).

Interest Rate & Payments:

Tranche 1 Term Loan Facility: 12.0% cash interest

•      Interest payable at the end of each quarter; first payment due 9/30/2009.

•      Borrower has option to PIK up to three interest payments.

Tranche 2 Term Loan Facility: 15.0% PIK interest

•      Interest accrues at the end of each quarter.

Mandatory Prepayments & Excess Cash Flow Sweep:

100% of net cash proceeds from asset sales or other dispositions, 100% of net cash proceeds from equity issuances and 75% of Excess Cash Flow to be applied in the following order (subject to compliance with other loan documents, including RC):

(1) PIK interest, if any, on Tranche 1 Term Loan; (2) principal on Tranche 1 Term Loan; and (3) PIK interest on Tranche 2 Term Loan.

•      Excess Cash Flow sweep steps down to 50% if Senior

Leverage Ratio at the end of a fiscal quarter is <5.5x.

•      “Senior Leverage Ratio” defined as the ratio of (a) total senior indebtedness (outstanding principal on both Tranche 1 and Tranche 2 Term Loans; principal to include unpaid PIK interest) at the end of the fiscal quarter; to (b) EBITDA, for the four consecutive fiscal quarters immediately prior to such fiscal quarter end.

•      “EBITDA” will be calculated for the four consecutive fiscal quarters immediately prior to such fiscal quarter end and defined as: (x) Consolidated Net Income PLUS (y) to the extent Consolidated Net Income was reduced by such items: (i) provision for income taxes during such period; (ii) interest expense deducted in computing Consolidated Net Income; (iii) total depreciation expense and total amortization expense (other than amortization of capitalized film costs); (iv) all other non-cash expenses; MINUS (z) any non-cash items increasing Consolidated Net Income for such period, all as determined for such period in conformity with GAAP.

•      “Excess Cash Flow” will be calculated at the end of each quarter for the most recent three months and defined as: Consolidated Net Income PLUS (i) non-cash expenses (including D&A, which includes non-cash programming costs and deferred taxes); (ii) net decrease in Operating Assets & Liabilities (including working capital); and (iii) non-cash loss on disposition of property (to the extent included in calculating Consolidated Net Income); MINUS (i) non-cash credits included in calculating Consolidated Net Income; (ii) capital expenditures; (iii) principal payments on indebtedness (including the RC, but excluding the Tranche 1 and Tranche 2 debt); (iv) net increase in Operating Assets & Liabilities (including working capital); (v) any non-cash gain on disposition of property (to the extent included in calculating Consolidated Net Income); (vi) transaction fees and expenses; (vii) net amount of any investments (investments not to exceed limitations set forth in negative covenants).

Negative Covenants:

Negative covenants to include limitations on debt incurrence; dividends; liens; capital expenditures; investments; restricted payments; sale/leaseback transactions; creation of subsidiaries; changes in business conducted; execution or amendment of material agreements; and dispositions of property.

Financial Covenants:

Minimum EBITDA/ Cash Interest Coverage Ratio of 1.5:1.0.

•      “EBITDA/Cash Interest Coverage Ratio” defined as the ratio of (a) EBITDA, for the four consecutive fiscal quarters immediately prior to such fiscal quarter end; to (b) Tranche 1 interest expense (excluding PIK interest) for the four consecutive fiscal quarters immediately prior to such fiscal quarter end.

•      Covenant tested at the end of each quarter, beginning with quarter ending 9/30/2009.

•      For EBITDA/Cash Interest Coverage Ratio test prior to 6/30/2010, Tranche 1 Interest expense assumed to be pro forma for 4 quarters.

Other:

•      Delivery of financial statements and compliance certificate no later than 45 days after the end of each fiscal quarter and 90 days after the fiscal year end.

•      If Borrower expects to be in violation of EBITDA/Cash Interest Coverage Ratio covenant at the end of a fiscal quarter, Borrower must give notice to Hallmark prior to delivery of compliance certificate, and no later than 5 days after becoming aware of such violation.

•      Provisions of Tranche 1 and Tranche 2 Term Loans must be in compliance with other loan documents (including RC); failure to comply with terms of other loan documents will cause a cross default.

•      Default interest rate: 2.0% in excess of the applicable rate.

•      Upon change of control, principal and accrued interest on Tranche 1 and Tranche 2 Term Loans shall become due and payable.

SCHEDULE B

Terms of Convertible Preferred Stock

Issuer	Crown Media Holdings, Inc.

Holder	HCC

Number of Shares:	Converted HCC Debt divided by $1,000.

Liquidation Preference

In the event of any liquidation or winding up of the Company, the holders of the Preferred Stock will be entitled to receive, in preference to the holders of the Common Stock, an amount equal to the greater of (x) $1,000 per share, or (y) that amount that would be received by such holders on an “as if converted” basis. A consolidation, merger, reorganization or other form of acquisition of the Company or a sale of all or substantially all of its assets will be deemed to be a liquidation or winding up for purposes of the liquidation preference.

Dividends:	The Preferred Stock will participate in any dividends on the Common Stock on an “as if converted” basis.

Optional Conversion:

Each share of Preferred Stock is convertible at any time at the option of the holder into a share of Common Stock at the rate equal to the Liquidation Preference divided by the Conversion Price. The Conversion Price will be $1.00 per share, subject to adjustments for stock splits and for stock issued at less than the current Conversion Price, as provided below under “Anti-Dilution Protection.”

Anti-Dilution Protection:

The Conversion Price will be subject to adjustment to reflect dilution in the event that the Company issues additional shares (other than approved employee options) at a purchase price less than the prevailing Conversion Price. The Conversion Price will be subject to adjustment on a full ratchet basis.

Mandatory Redemption:	None.

Optional Redemption:	By the Company at any time, upon 30-days’ written notice, at the Liquidation Preference. The holder shall have the right to “convert out” from under a redemption notice.

Voting Rights:	The Preferred Stock will vote together with the Common Stock on an “as if converted” basis.

Negative Covenants:	The consent of holders of more than 50% of the Preferred Stock

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will be required to approve:

•      Any offer, sale, or issuance of any debt or equity securities pari passu or senior in right of liquidation to the Preferred Stock.

•      Repurchase or redemption of equity securities (other than from an employee following termination), or declaration or payment of any dividend on Crown’s common stock.

•      Any sale, merger, recapitalization, reorganization, liquidation or dissolution of the Company.

•      Any significant acquisitions.

•      Any action that adversely alters or changes the rights, preferences, or privileges of the Preferred Stock.

•      Other reasonable and customary covenants for an agreement of this nature.

Transferability	Preferred Stock will be freely transferable subject only to those restrictions imposed by applicable securities laws.

Registration Rights:	HCC will have rights to three (3) demand registrations and unlimited “piggyback” registrations. Expenses for these registrations shall be borne by the Company.

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SCHEDULE C

Terms of Amended Federal Income Tax Sharing Agreement

Parties:	Hallmark Cards, Incorporated (“Hallmark”) and Crown Media Holdings, Inc. (“Crown”)

Current Agreement:	The current Federal Income Tax Sharing Agreement (the “Agreement”) effective March 11, 2003 shall remain in effect, subject to the following amendments

Eliminate Amendment 1:

Amendment No. 1 dated August 5, 2003, shall be eliminated. Therefore, Crown shall be allowed to deduct both cash-pay and PIK interest due to HC Crown in calculating tax-sharing payments on a prospective basis.

Conversion of Debt Not a Payment of Interest:

The conversion of Existing Crown Obligations into new debt or convertible preferred stock shall not be deemed the payment of interest expense in cash to HC Crown pursuant Amendment No. 1 dated August 5, 2003.

Allocation and Payment of Crown Tax Benefit or Liability:

Sections 1(b) and 2(a)(ii) of the Agreement shall be amended such that Hallmark shall not pay a Crown Tax Benefit in cash. Any Crown Tax Benefit may be carried forward to offset a future Crown Tax Liability pursuant to Section 1(a), thus reducing the payment of the Crown Tax Liability in Section 2(a)(i).

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